Exhibit 99.1

Scailex Corporation Ltd. Periodic Report Part A Business Description As at 31 December 2006

4.12.	Restrictions on and supervision of corporate business	31

4.13.	Material contracts	31

4.14.	Legal proceedings	32

4.15.	Business objectives and strategy	32

4.16.	Anticipated development over the next year	32

4.17.	Discussion of risk factors	33

Chapter 1: General

1.1.	Description of Business

The Board of Directors of Scailex Corporation Ltd., is pleased to submit the business description of the Corporation as at 31 December 2006, which reviews the Corporation and the development of its business in 2006 (hereinafter the “Report Period”). The Report has been prepared in compliance with the Securities Regulations (Periodic and Immediate Statements), -1970. Financial data included in the Report are stated in NIS at the exchange rate of the US Dollar as at December 31, 2006. Unless otherwise indicated, claims in NIS are described in the financial statements at their nominal amount as at the date of submission of the claim.

The holding percentages in companies fully owned by the holding company are attributed to the holding company. Unless otherwise indicated, the holding percentages are rounded up to the next full percent value.

Unless otherwise indicated, the details that appear in this Report as updated to the date of the Report are updated to the date of its publication.

The significance of the information included in this periodic Report, including the description of substantial transactions, has been evaluated from the perspective of the Company. In some cases, the description has been expanded to provide a more comprehensive overview of the subject described.

Legend:

For convenience purposes, the acronyms and abbreviations included in this Report shall have the meaning indicated next to them:

Corporation or Company or Scailex	Scailex Corporation Ltd.
Petrochemical	Israel Petrochemical Enterprises Ltd.
Bazan or ORL	Oil Refineries Ltd.
Israel Corp.	Israeli Company Ltd.
Linura	Linura Holding AG
PCH	Petroleum Capital Holdings Ltd.
Financial Statements	Audited financial statements of the Company as at December 31, 2006
Stock Exchange	The Tel Aviv Stock Exchange Ltd.
Authority	Israel Securities Authority
Dollar	United States dollars
NIS	New Israeli Shekel
Companies Law	Companies Law -1999
Securities Law	Securities Law -1968
Income Tax Ordinance	Income Tax Ordinance (New Version) -1961

Chapter 2: General Development of the Corporation’s Business

2.1.	Corporation Operations and Business Development Description

2.1.1.	Holdings Diagram

The following diagram describes the Company’s significant holdings as at the date of the report.

Scailex Corporation Ltd.
80.1%
Petroleum Capital Holdings Ltd.***
Scitex International Trading Co. B.V.
77.1%
Scailex Vision (Tel Aviv) Ltd.
Scitex Telecom** Limited
Aprion BV**
CShell 201** (formerly Tech INK, SA)
15%
Jemtex Ink Jet Printing Ltd.
SVA disbursement
Kovacs 183** SA
Kovacs 319** SA
Scailex Vision Int. International Ltd.
14.9%
RealTimeImage Ltd.
Scailex Vision (TI) Ltd. **
13.2%
Dor Ventures Israel Ltd.
21.3%
InfoBit Ltd.**

*	If no holding rate is indicated, the rate is 100%.
**	Company in liquidation
***	Formed in 2007, see note 2.2

2.1.2.	Year and Method of Incorporation

The Company is a public company incorporated on 2 November 1971 pursuant to the laws of the State of Israel as a company limited by shares under the name Sci-Tex Corporation Ltd.. In January 1981, the Company changed its name to Scitex Corporation Ltd. In December 2005, the Company changed its name to its current name, Scailex Corporation Ltd.

2.1.3.	Structural Changes, Acquisition, Sale and Transfer of Significant Assets

2.1.3.1.	From 1980 until 23 October 2006, the Company’s shares were traded at the NASDAQ Global Market (NASDAQ). On 18 September 2006, the trade of the Company’s shares at NASDAQ was suspended and on 23 October 2006, the Company’s shares were delisted following the NASDAQ determination that the company was a “Public Shell” (a non-operating business) due to the sale of its operations and assets. As at the date of the Report, the Company’s shares are traded on the Over the Counter (OTC) Bulletin Board in the United States.

The Company’s shares are registered at the Tel Aviv Stock Exchange as of the year 2001.

2.1.3.2.	In July 2006, the main shareholders of the Company, Discounts Investment Ltd. (Discount) and Clal Industries and Investments Ltd. (Clal) sold their entire holdings in the Company (Clal 24,85% and Discount 24.54%) to Israel Petrochemical Enterprises Ltd. (Petrochemical).

2.1.3.3.	In recent years, the Company sold the core of its operations and assets as indicated hereinbelow. In January 2004, the Company sold the operations of Scailex Digital Printing, Inc. (SDP), which was engaged in the development, design and marketing of fast digital printers. In November 2005, the Company sold the operations of Scailex Vision (Tel Aviv) Ltd. (Scailex Vision), which was engaged in the development, design and marketing of wide format digital printers. And in August 2006, the Company transferred the core of its holdings in Jemtex Ink Jet Printing Ltd. (Jemtex), which is engaged in continuous digital inkjet technology for industrial applications. For details about the ceased operations as aforementioned see Section 4.4.1 to the Report.

2.1.3.4.	In February and March 2007, the Company acquired, through a fully owned subsidiary, 11.61% of the share capital of Bazan, and as of the date of the report, holds together with Israel Corp. 51.36% of the share capital of Bazan. For additional details, see Section 2.2 hereinbelow.

2.1.4.	Liquidation, Receivership, Settlements

The Company is engaged in the liquidation of subsidiaries whose operations have ceased and/or which have been sold. For additional details, see Note 1B to the Financial Statements.

2.2.	Acquisition of Holdings in Bazan

2.2.1.	Privatization of Oil Refineries Ltd.

2.2.1.1.	On 26 December 2004, the Ministers Privatization Committee made a decision in respect of the privatization of Oil Refineries Ltd. (hereinafter “Bazan”). The aforementioned decision determined that the refineries in Ashdod would be separated from Bazan, creating a subsidiary of Bazan called Oil Refineries – Ashdod Ltd. (hereinafter “ORA”). On the date of the sale, the assets, rights and liabilities of Bazan in respect of the operations in the refineries of Ashdod would be transferred to the new company. The decision also provided that immediately following the sale of ORA, Bazan shares would be issued in a private offering to the public at the Tel Aviv Stock Exchange Ltd.

2.2.1.2.	Pursuant to the aforementioned privatization decision, the State sold ORA in the framework of a private sale. In the tender procedure held on 31 July 2006, Paz Oil Company Ltd. (hereinafter “Paz”) resulted the awardee. On 28 September 2006, the transaction was completed and ownership of ORA was transferred to Paz. As of that date, the operations, assets and liabilities related to the refineries in Ashdod were removed from Bazan.

2.2.2.	Sale of Bazan Shares by the State

2.2.2.1.	On 12 February 2007, in a private offering to institutional corporations (defined by the State), the latter sold 44% of the issued share capital of Bazan at a price of approximately NIS 2.7 per share, based on a company value of approximately NIS 5.4 billion, to Bazan (hereinafter the “Private Offering”).

2.2.2.2.	On 19 February 2007, the State sold the remainder of Bazan shares (56%) to the public through an offer for sale based on the prospectus (hereinafter the “Offer for Sale”) at a price of approximately NIS 3.3 per share and based on a company value of approximately NIS 6.6 billion.

2.2.2.3.	Pursuant to the conditions of the Private Offering, the price of the share in the Private Offering was partially adjusted to the price of the Offer for Sale such that the price increased from approximately NIS 2.7 per share to approximately NIS 3.1 per share.

2.2.3.	Preparation for Purchasing Bazan Shares and Purchase of Bazan Shares in the Offer for Sale

2.2.3.1.	On 21 December 2006, the Company entered into an agreement with Linura Holding AG (hereinafter “Linura”), a Swiss company indirectly held by one of the largest worldwide companies engaged in natural resources. The agreement was for the establishment of a company through which Bazan shares would be purchased in the Offer for Sale (hereinafter, the “Shareholders Agreement”). (For details about the rights and liabilities pursuant to the Shareholders Agreement, see Section 2.2.5 hereinbelow).

2.2.3.2.	Accordantly, on 8 January 2007, the Company established a subsidiary (80.1%) called Petroleum Capital Holdings Ltd. (hereinafter “PCH”), through which it intended to acquire Bazan shares in the Offer for Sale.

2.2.3.3.	On 18 February 2007, PCH and the Company on one part (hereinafter “Scailex Group”) and Israel Corp. on the other part, executed a binding memorandum of understanding (hereinafter the “Memorandum of Understanding” or “MOU”). Pursuant to the provisions of the MOU, Scailex Group and Israel Corp. submitted joint proposals in the Offer for Sale (for details about the rights and liabilities pursuant to the MOU, see Section 2.2.6 hereinbelow).

2.2.3.4.	On 20 February 2007, the Company received an acceptance notification, according to which requests of PCH and Israel Corp. had been granted at a rate that assigned them holdings of 920 million shares of Bazan, constituting approximately 46% of the share capital of Bazan. Pursuant to the aforementioned MOU, PCH held pursuant to the Offer for Sale, 184 million ordinary shares of Bazan, which constituted approximately 9.2% of the issued share capital of Bazan; and Israel Corp. held at that time 736 million shares, which constituted approximately 36.8% of the issued share capital of Bazan. The shares in the Offer for Sale were acquired based on a company value of NIS 6.6 billion and a share value of NIS 3.3.

2.2.3.5.	During February and March 2007, PCH and Israel Corp. acquired an additional quantity of 107.24 million shares of Bazan at the Tel Aviv Stock Exchange. In exchange for the shares, PCH paid a total amount of approximately NIS 142.8 million at an average price of approximately NIS 2.96 per share.

2.2.3.6.	As a result of the aforementioned purchases, Israel Corp. and Scailex hold (through PCH), as of March 19, 2007, jointly 51.36% of the issued share capital of Bazan; PCH holdings increased to 222.5 million shares, constituting 11.61% of the issued share capital of Bazan; and the shares of Israel Corp. increased to approximately 794.98 million shares that constitute approximately 39.75% of the issued share capital of Bazan. Notwithstanding, until and subject to receipt of regulatory approvals, the rights in Bazan are limited as indicated hereinbelow.

2.2.4.	Regulatory Approvals for Holdings in Bazan Holdings

2.2.4.1.	Control Permit by Virtue of the Interests Decree

Pursuant to the provisions of the Government Companies Order (Declaration of Essential Interests in Oil Refineries Ltd.) -2007 (hereinafter the “Interests Order”), if an individual held control or control means in Bazan in rates that are subject of approval by virtue of the Interests Order (24% and higher), said individual must report to Bazan and submit a request to the Ministers (Minister of Finance and Prime Minister) for approval of said individual’s holdings within 48 hours (hereinafter the “Request”). Following the acquisition of the holdings in Bazan, PCH submitted the corresponding request and has not yet received approval as aforementioned.

As long as no approval is granted for control or holding of control means at the rates subject to approval (24% and higher), as the case may be, the rights in Bazan by virtue of the shares acquired, including dividends, appointment of directors and officials, and in respect of voting rights in the Annual General Assembly of Bazan shareholders shall not enter into effective.

2.2.4.2.	General Director Approval

On 6 February 2007, the Antitrust Authority published a notification pursuant to which, would it become apparent upon publication of the results of the Public Offering of Bazan’s shares, that an entity, jointly with others or severally, acquired holdings in excess of one quarter of any of the rights in Bazan, the Antitrust Authority would then refrain from enforcing any measures against said entity even though it failed to receive prior approval pursuant to the provisions of the Antitrust Law -1988, provided the following cumulative conditions were met:

a.	The purchaser and Bazan provide a merge notification not later than thirty business days from the date of publication of the results of the public tender.

b.	Until receipt of the approval by the General Director, the purchaser refrains from exercising any of the rights attached to the shares (higher than one quarter), including the right to appoint directors, to vote in the Annual General Assembly, and to participate in the profits of the corporation.

c.	Until receipt of the approval from the General Director, the purchaser refrains from exercising any influence on the business of Bazan, including appointment of Bazan officials and the taking of business decisions or making recommendations for decisions as aforementioned.

d.	These limitations supplement the provisions of the Essential Interests Order and shall be valid even if approval is granted pursuant to the Essential Interests Order, for as long as there is no approval by the General Director of the Israel Antitrust Authority.

Accordingly, on 25 February PCH submitted to the Israel Antitrust Authority a merger notification and a request for approval of said merger.

2.2.5.	Shareholders Agreement between Linura and the Company in Respect of their Holdings in PCH

As aforementioned, on 21 December 2006, the Company entered into a Shareholders Agreement with Linura that settled the rights and liabilities of the shareholders in PCH, whose principles are stipulated hereinbelow. (The Company and Linura shall be called hereinafter in this section, the “Parties”.)

2.2.5.1.	The Parties shall acquire Bazan shares through PCH.

2.2.5.2.	The Shareholders Agreement stipulated that the Company shall hold 80.1% of the share capital of PCH and Linura shall hold 19.9% of the share capital of PCH. Furthermore, it was stipulated that the Company shall provide management and administration services to PCH at nor charge, except for payment of the expenses it may incur in the provision of said services.

2.2.5.3.	PCH Board of Directors and Decision Making

a.	The Shareholders Agreement stipulates that the Board of Directors of PCH shall consist of at least three and no more than seven members, and that for as long as Linura holds 19.9% of the share capital of PCH, it shall be entitled to appoint one director. As of the date of the Report, the Board of Directors of PCH consists of three directors on behalf of Scailex and one director on behalf of Linura. The Company is entitled to appoint the Chairman of the Board of the Directors. The Chairman does not have an additional vote.

b.	For as long as Linura holds 15% of the share capital of PCH, Board of Directors decisions to approve a transaction that is not within the normal course of business and/or a transaction in respect of the sale of all PCH assets or a significant part thereof, and a request to register PCH shares or securities for trading in the stock exchange, are subject to the approval of all members of the Board of Directors who were appointed on behalf of the Company and on behalf of Linura.

2.2.5.4.	PCH Shareholders Meeting and Decision Making

For as long as Linura holds 15% of the share capital of PCH, the decisions indicated hereinbelow shall be subject to the approval of all PCH shareholders: Modification to the Memorandum of Association of PCH; merger, distribution, reorganization; acquisition, sale or granting of a special license in respect of all assets or a substantial part thereof in the framework of a single transaction or several transactions; and liquidation and receivership; reconciliation or any other settlement with creditors; request for receivership or freezing of proceedings; and request to register shares or securities for trading at the stock exchange.

2.2.5.5.	PCH Financing

a.	Scailex and Linura agreed that their share of financing the acquisition of Bazan shares through PCH shall be executed in the form of an owners loan against a capital note, prorated to the holdings of the Parties in PCH. up to the amount agreed between the parties.

b.	Furthermore, the Parties agreed that PCH shall not distribute dividends until payment of the capital notes to the shareholders.

2.2.5.6.	Limitations in Respect of Shares Violations in PCH

Until the date of expiry of the first Put Option and the first Call Option (as defined hereinbelow), the Parties shall not be entitled to transfer any right deriving from this agreement, except for transfers allowed pursuant to the provisions of the Shareholders Agreement, for example, the transfer to subsidiaries. Following the restriction period, the Parties shall be entitled to transfer only ordinary shares pursuant to the terms of the agreement and the incorporation documents, and subject to the conditions indicated hereinbelow.

2.2.5.7.	First Refusal Rights and Joining Rights

Scailex shall have refusal right in the event Linura is requested to sell its holdings to a third party pursuant to the offer received from the third party (First Refusal). Linura shall have right to the First Offer, pursuant to which, if Scailex requests to sell all its holdings to a third party, it shall allow Linura to purchase them. If Linura refuses, Scailex shall be entitled to force Linura to sell its shares in PCH under the same conditions (Bring Along).

Linura is entitled to joint in the sales of Scailex to a third party, prorated to its holdings in PCH (Tag Along).

The Parties are entitled to the First Offer in the event PCH sells its entire holdings in Bazan to third parties, prorated to their holdings in PCH.

2.2.5.8.	First Put Option

If within twelve (12) months from the date of the Offer for Sale PCH shall not acquire control of Bazan, Linura shall be entitled to force Scailex to sell its shares in PCH (hereinafter, the “First Put Option”). The price of the purchase shall be equal to the price of the capital investment made by Linura in PCH, plus interest, less all dividends or payment of investments in capital made by Linura pursuant to the mechanism stipulated in the Agreement.

2.2.5.9.	First Call Option

If Linura fails to exercise the First Put Option within thirty days from the date it became entitled to exercise said option, Scailex shall be entitled to purchase all the shares of Linura in PCH (hereinafter, the “First Call Option”) at a price to be determined pursuant to the mechanism stipulated in the Agreement.

2.2.5.10.	Second Put Option

At the end of one year from the date of acquisition of the control of Bazan, Linura shall be entitled to force Scailex to purchase all its shares in PCH (hereinafter, the “Second Put Option”) in exchange for the investments in capital made by Linura in PCH less dividends and proportional payment of investments in capital paid to Linura, pursuant to the mechanism stipulated in the agreement.

2.2.5.11.	Second Call Option

If Linura fails to exercise the Second Put Option within thirty (30) days from the date of the option can be exercised, Scailex shall be entitled to purchase all the shares of Linura in PCH at the price that shall be determined pursuant to the mechanism stipulated in the agreement.

2.2.5.12.	General

a.	The Parties agree that neither Party shall transfer its shares to a third party if said transfer violates the Control Permit or prevents PCH from receiving the Control Permit.

b.	Linura shall appoint a company, an international supplier of raw oil and refined products, that shall make utmost efforts to offer Bazan competitive conditions, for Bazan’s good. For as long as Linura holds 19.9% of the share capital of PCH and subject to the legal and regulatory restrictions, the Company and Linura agree to make utmost efforts through PCH to substantially increase the share of the aforementioned company in the supply of raw oil and/or refined products sold to Bazan.

2.2.6.	Memorandum of Understanding with Israel Corp.

2.2.6.1.	On 18 February 2007, Scailex Group entered into a binding Memorandum of Understanding with Israel Corp., pursuant to which Israel Corp. and Scailex Group shall submit joint proposals for the purchase of Bazan shares on the dates specified in the prospectus, in a manner that Israel Corp. shall hold 80% of the shares of Bazan to be acquired and Scailex shall hold the remainder 20% of these shares (hereinafter the “Preliminary Stake Ratio”).

2.2.6.2.	It was further agreed by the Parties that the number and prices of the shares to be offered shall be determined by mutual agreement between the Parties and that, in the event of a dispute, each Party shall be entitled to act at its sole discretion and the Memorandum of Understanding shall then be revoked.

2.2.6.3.	Additional Bazan shares or securities that shall be purchased by one of the Parties following the stock issue, jointly of severally, shall be part of the holdings of Bazan shares to which the provisions of the Memorandum of Understanding shall apply. Decisions in respect of the acquisition of Bazan shares in the secondary market following completion of the stock issue, whether in the stock exchange or outside the stock exchange, including a public offering, shall be accepted favorably.

2.2.6.4.	Each of the Parties shall be entitled to take the opportunity and acquire Bazan shares, provided it offers the other Party, within thirty (30) business days from the date of the acquisition, to purchase a proportional part of the shares it purchased as if on the same date the Call Option had been exercised; in other words, 55% to Israel Corp. and 45% to PCH, at cost plus market interest until the date of actual payment.

2.2.6.5.	Scailex Group shall have the option (Call) to increase its share in the stake from a Preliminary Stake Ratio to 45% of the shares that shall be purchased by the parties in the stock issue, within 120 days form the date of receipt of approval from the Ministry pursuant to the Decree of Government Companies (Declaration of Essential Interests in Oil Refineries Ltd.) -2007 or nine months from the date of execution of the Memorandum of Understanding, the earlier of the two. Scailex Group shall not be entitled to exercise the Call Option in respect of the portion of the shares subject to the Call Option.

2.2.6.6.	The purchase price of a share subject of the Call Option shall be the average NIS cost of Bazan shares in the relevant stake, linked to the consumer price index plus 5% annual interest subject to standard adjustments.

2.2.6.7.	Appointment of Directors

The Parties shall appoint a Board of Directors for Bazan, its committees and subsidiaries prorated to the portion of their respective stake, provided Scailex Group shall be entitled to at least one director in each Board of Directors, committee or subsidiary as aforementioned, and provided the Parties can affect the appointment of two or more directors.

2.2.6.8.	Voting in the Annual General Meeting

Prior to any Annual General Meeting of Bazan, the Parties shall convene a meeting to vote (prorated to the portion of their respective stakes) on how they shall vote and act at the Annual General Meeting, and the Parties shall proceed in accordance with said decision.

2.2.6.9.	Dividends

The Parties shall operate pursuant to the provisions of any law so that Bazan and its subsidiaries can adopt a dividends policy pursuant to which at least 75% of the annual profits that are deemed distributable shall be distributed.

2.2.6.10.	First Refusal Right

If Scailex Group desires to sell its shares in Bazan to a third party, Israel Corp. shall have first refusal right in respect of the shares offered for sale.

2.2.6.11.	Joining Right

If Israel Corp. request to sell its shares in Bazan, in whole or in part, to a third party, Scailex Group shall be entitled to join the aforementioned sale in accordance with the portion of their respective stakes.

2.2.6.12.	Rights of the Parties in Case of Exercise of the Call Option

If the Call Option is exercised, the Parties shall grant each other first refusal right in respect of the shares of Bazan held by each Party, and each Party shall have the right to join the other (provided the first refusal right is not exercised) in the case of a sale of the stakes of any of the Parties, in whole or in part, prorated to the portion of their respective stakes. If Bazan shares are transferred to a third party, said party shall become a party to the Memorandum of Understanding or the detailed agreement that shall follow the Memorandum of Understanding, and all their provisions shall also apply to the third party.

2.2.6.13.	Minority Rights

a.	Scailex Group has been granted ordinary minority rights, such as the requirement to obtain its consent for decisions in respect of Bazan or its subsidiaries and affiliated companies, such as modifications to the Memorandum of Association, structural changes (merger, demerger, reorganization, substantial acquisition/sale, and so forth), liquidation/freezing of proceedings, sale of securities or liabilities, and transactions by interested parties.

b.	Israel Corp. undertook that for as long as Israel Corp. and Scailex Group are in control of Bazan, it shall ascertain that Scailex Group undertakings vis a vis Linura (as stipule in Section 2.2.5 hereinabove) are met subject to the provisions of any law.

2.2.6.14.	Buy Me Buy You (BMBY)

At the end of twelve (12) months from the date of exercise of the Call Option, one Party to the agreement shall be entitled to offer the other Party to acquire all the shares of the other Party at a price for Bazan shares that shall be determined in the offer, and the other Party shall accept the offer or, alternatively, shall acquire all the shares of the first Party at a share price that shall be determined in the aforementioned offer, all as per the election of the other Party.

2.2.6.15.	Addendum to the Memorandum of Understanding of 19 February 2007

a.	The addendum to the Memorandum of Understanding stipulates that the provisions of the Memorandum of Understanding and any amendment or addition thereof shall be subject to any financial arrangement made or to be made between any of the Parties and a bank or insurance company (hereinafter, the “Lien Holder”), whose purpose is to finance the purchase of Bazan shares.

b.	Upon violation of the financial arrangement by one of the Parties and notification by the Lien Holder that it intends to realize the lien, the Lien Holder shall be entitled to allow the other Party to pay all the debts of the first Party that become payable immediately, and receive all the rights of the Lien Holder on these shares in the form of an absolute assignment.

c.	The Party that receives Bazan shares in the form of the aforementioned absolute assignment shall realize the lien subject to the provisions of the Memorandum of Understanding.

2.3.	Areas of Operation

As at the date of the report, the Company operates in the management of the assets of the Company and in the pursuit of business opportunities, and holds Bazan shares as indicated in Section 4.6 to the Report.

2.4.	Investments in the Corporation’s Capital

2.4.1.	Investments in the Corporation’s Capital and other Substantial Transactions by Interested Parties

The following is a list of substantial transactions executed by the interested parties in the Corporation:

2.4.1.1.	In May 2006, the main shareholders of the Company, Discount and Clal, entered into an agreement for the sale of the entire stake of Clal (24.85%) and Discount (24.54%) in the Company to Petrochemical, in exchange for a total amount of approximately NIS 741.3 million (approximately NIS 39.4 per share), subject, among others, to the payment adjustment mechanism for distribution of dividends by Scailex Vision and for the return of taxes received by certain Company subsidiaries. Pursuant to the provisions of the agreement, Petrochemical undertook to cause Scailex Vision to make a distribution to its shareholders at a reasonable early date until distribution of all the cash in the possession of Scailex Vision, and to cause the voluntary liquidation of Scailex Vision upon completion of said distribution.

The sale transaction was completed in July 2006 and, in accordance with the payment adjustment mechanism, the total payment paid by Petrochemical to Discount and Clal for the aforementioned shares amounted to approximately NIS 752.7 million (approximately NIS 40.0 per share).

2.4.1.2.	In February 2007, two Company officials exercised, cumulatively, 112,000 share options (for additional details, see Section 4.8.7 to the Report) and sold them to Petrochemical. As a result, the Company’s issued share capital increased by 112,000 shares. Furthermore, in February 2007, Petrochemical purchased, through Petrochemical Holdings Ltd. (a fully owned subsidiary of Petrochemical), 200,000 additional ordinary shares of the Company on the stock exchange, at an average price of NIS 36.4 per share.

Consequently, the stake of Petrochemical in the Company increased to 50.06% of the issued share capital (49.95% fully diluted).

2.4.1.3.	Undertakings in Respect of Additional Investments in the Corporation

As at the date of the Report, the Company is not aware of any undertakings to make additional investments in the Company.

2.5.	Distribution of Dividends

2.5.1.	Dividends Announced and Distributed Within the Last Three Years

In 2004, the Company distributed cash to its shareholders for a total amount of approximately NIS 404.2 million. The distribution did not meet the profit test and was made following receipt of approval from the courts.

In 2005 and 2006, the Company did not distribute dividends.

For additional details about dividends distributed by Scailex Vision, see Section 4.3 to the Report.

2.5.2.	External Restrictions in Respect of the Corporation’s Ability to Distribute Dividends

As at the date of the Report, there are no external restrictions in respect of the Corporation’s ability to distribute dividends.

2.5.3.	Policy for Distribution of Dividends

As at the date of the Report, the Company has not made a decision in respect of a policy for the distribution of dividends.

Chapter 3: Other Information

3.1	Financial information on the corporation’s segments of activity

In NIS millions		Year ended December 31
		2006	2005
Income	From externals (financing and other)	79.0	38.1
	From other segments of activity	-.-	-.-
	Total	79.0	38.1
Total attributed costs	Costs not constituting income in another segments of activity (administrative and general, financing and other)	16.5	15.2
	Costs constituting income of other fields of activity	-.-	-.-
	Total	16.5	15.2
Profit from ordinary activity		62.5	22.9
Total assets		1,352.6	1,624.2
Minority share in income from externals		1.9	-.-

The above data are identical with the income statement figures appearing in the consolidated financial statements as of December 31, 2006.

3.2	General environment and the effect of external concerns on the Company

As of the reporting date, the Company has completed the acquisition of the shares of Bazan, pursuant to a public share offering procedure in February 2007, all subject to the requisite regulatory approvals as detailed heretofore and hereafter, which – by the date of this report, haven’t been received. The Company’s business results may be materially affected by its ability to obtain the regulatory approvals needed for the control and maintenance of Bazan (for details see sub-section 4.17.2.1 of the Report). For details on the regulatory approvals needed for the purpose of the maintenance and control of Bazan, see sub-section 2.3.4 of this Report.

Apart from the holding of Bazan shares, the Company’s assets consist primarily of cash or similar liquid investments. Accordingly, financial data and the Company’s business results as of December 31, 2006 are influenced primarily by changes of trend in the capital markets in Israel and elsewhere (including the US bonds market), and also by changes in interest rates (primarily in the United States), and inflation and exchange rates.

Chapter 4: Description of the Corporation’s Business by
Segments of Activity

4.1	Description of discontinued segments of activity

Until January 2004, November 2005 and August 2006, the Company engaged through SDP, Scailex Vision and Jemtex, in a number of activities that have meanwhile been discontinued. Subsequent to those dates, and as of the reporting date, the Company no longer engages in the discontinued activities. In its financial statements, the Company presented the results of activity of the three abovementioned segments as discontinued activities, and also reclassified its operating results of the precedent reporting periods. For details on the operating results of the discontinued activities, see Note 1B of the financial statements.

Details on discontinued segments of activity as follows:

4.2	Fast digital printing segment

4.2.1	In January 2004, the Company completed a transaction of the sale of most of the assets, liabilities and activities of SDP, relating to SDP’s fast digital printing activities, including most of the distribution channels that had served SDP for Eastman Kodak Company (“Kodak”) in consideration of a sum of approximately NIS 1,102 million (250 million dollars) in cash.

4.2.2	In addition, a sum of approximately NIS 52.9 million (12 million dollars) remained in possession of SDP following the execution of the transaction. Under the terms of the agreement, approximately NIS 110.1 million (25 million dollars) of the consideration was deposited in the hands of a trustee; of that amount, the following amounts were transferred to the subsidiary: (1) a sum of approximately NIS 66.6 million (15 million dollars) in February, 2004 (2) a sum of approximately NIS 21.9 million (5 million dollars) in January 2005; and (3) a sum of approximately NIS 22.9 million (5 million dollars) in January 2006. Following the aforesaid transaction, the Company recorded a profit of approximately NIS 264.6 million. Prior to the sale of the activity of SDP in January 2004, the Company engaged, through the subsidiary company SDP, in the development, design and marketing of fast digital printers.

4.2.3	In December 2004, following completion of the audit performed by the US Internal Revenue Service on the American subsidiaries SDP and SDC for the years 1992 – 1996, the Company filed an application for Federal tax refunds in respect of amended tax reports for the years 1994, 1995 and 1997. In July 2006, the Company received such tax refunds amounting to approximately NIS 56.6 million (approximately 12.6 million dollars). For further details see Note 1B(1) of the financial statements.

4.2.4	For details on the current liabilities of SDP and the gain in respect of the discontinued activity of SDP for the years 2005 and 2006, see Note 1B(1) of the financial statements.

4.3	Wide-format digital press segment

4.3.1	In December, 2005, Scailex Vision completed a transaction for the sale of the majority of its assets and business activity to Hewlett Packard Company (“HP”) in consideration of a sum of approximately NIS 1,067 million in cash (subject to certain adjustments in accordance with the agreement). Following the said transaction, Scailex Vision recorded a profit of approximately NIS 426.9 million. Prior to the sale of the activity of Scailex Vision to HP as aforesaid, the Company engaged, through the subsidiary company, Scailex Vision, in the development, design and marketing of wide format digital printers using ink-jet technology, by the drop on demand technology, to the industrial sector.

4.3.2	On February 9, 2006, Scailex Vision distributed cash dividend of approximating the amount available for distribution, following completion of a transaction for the sale of the assets to HP. The net aggregate dividend amounted to approximately NIS 624 million (of which the Company received NIS 467 million), by way of payment of approximately NIS 3.7 per share to each of the shareholders and NIS 1.8 to whoever held an option prior to the payment and waived the option. For details see Note 1 B (2) to the financial statements.

4.3.3	In December 2006, Scailex vision filed an application with the Tel-Aviv District Court for the approval of a distribution not meeting the profit criterion in accordance with Section 303 of the Companies Law -1999 (“The Companies Law”) in a sum of up to 20 million dollars, to its shareholders. The application of Scailex Vision for a reduction of capital by 20 million dollars was approved by the court on January 29, 2007, and the said amount was distributed to the shareholders on February 5, 2007 (of which, the Company received NIS 60 million). For details, see Note 16 D of the financial statements.

4.3.4	For details on an action for indemnification brought by HP in October 2006, against Scailex Vision, see Note 1 B (2) of the financial statements.

4.3.5	For details on the assets and liabilities of Scailex Vision and the operating results in respect of the discontinued activity of Scailex Vision for the year 2005, see Note 1 B (2) to the financial statements

4.4	Continuous digital ink jet printing for industrial applications

4.4.1	In August 2006, the Company contracted under a reorganization agreement with the senior management of Jemtex whereby the Company transferred most of its holdings in Jemtex to the Company’s two senior managers – Messrs Avraham Raby and Dr. Yehoshua Sheinman.

As a result of this transaction, the Company’s holdings in Jemtex declined from approximately 75% to approximately 15% (on a fully diluted basis). Under the terms of the reorganization agreement, the Company converted a sum of approximately NIS 29.7 million out of an aggregate amount of approximately NIS 42.7 million, provided by the Company to Jemtex by way of loans, into shares of Jemtex. As to the remaining amount of approximately NIS 12.9 million, it was determined that the amount would be paid to the Company over a period of 5 to 7 years, unless Jemtex pays the Company the sum of 1 million dollars by January 4, 2007, whereupon the debt will be deemed to have been fully repaid. It was moreover determined that the Company would be protected against dilution (for the preservation of the Company’s holdings at a rate of 15% of the Company’s fully diluted capital) which shall remain in effect until repayment of the outstanding loan amount,. In addition, it was determined that as long as the outstanding loan amount stands at 3 million dollars, and has not been fully repaid, the Company shall be enabled to invest in Jemtex a sum of up to 5 million dollars at a company value of 20 million dollars. Among the additional matters agreed and included in the reorganization agreement were a covenant on the part of the senior managers to continue their employment with the Company for a certain period of time, and also an agreement whereby the managers’shares would be transferred 50% to Jemtex and 50% to the Company in case of termination of their employment under certain circumstances.

4.4.2	On January 4, 2007, Jemtex contracted under an investment agreement with a third party, whereby there was paid to the Company the sum of 1 million dollars (plus interest), and accordingly, the Company viewed the loan that stood to its credit, in the sum of 3 million dollars, as having been fully repaid in accordance with the reorganization agreement. Also amended in order to facilitate the advent of the investors were, inter alia, a number of conditions in the reorganization agreement as follows: the Company waived most of the veto rights vesting in it in accordance with the Articles of Association of Jemtex; a condition was added whereby there would be partly preserved, after the month of August 2009, the Company’s right to receive at least 3 million dollars from the assets available for distribution in case of liquidation or events deemed to be the liquidation of Jemtex, (such as the sale of all or the great majority of the shares or assets of Jemtex, etc.) by means of an agreement whereby the senior managers of Jemtex would share with the Company in part of the assets available for distribution; the Company continues to be entitled to receive 50% of the shares of the senior managers in case of the transaction being concluded in circumstances agreed under the reorganization agreement, and the new investor will receive 50% of such shares (and in a certain instance, part will be transferred also to Mr Raby); the Company was also granted an option to invest in the shares of Jemtex a sum of three million dollars at a company value (before money) of 20 million dollars through August 3, 2009.

4.4.3	Consequent on the above-mentioned selling agreement and the decrease in the rate of holding in Jemtex, the Company ceased to consolidate the financial results of Jemtex in its financial statements and classified the activity of Jemtex as discontinued activity. For additional details see Note 1B(3) to the financial statements.

4.4.4	For details on the asset and liabilities of Jemtex and the results of the measures taken in respect of the discontinued activity of Jemtex see Note 1B(3) of the financial statements.

4.5	Additional Transactions

4.5.1	In July 2005, IDX Information Corporation Systems acquired the activity of Real Time Image Ltd (“Real Time”). Real Time was incorporated in Israel in 1997, and engaged at the date of the sale in the development of products enabling transfer of medical documents to the Internet without compression. The Company, which at that time held approximately 14.9% of the issued and paid up share capital of Real Time, has received, as of the reporting date, a sum of approximately NIS 11.9 million out of the sale consideration and is due to receive an additional sum of up to approximately NIS 1.7 million.

4.5.2	On November 9, 2006, Xerox Corporation acquired XMPie Inc., a private company incorporated in the state of Delaware, United States, which the Company had held as a small minority holding, at a sum of approximately NIS 230.7 million. as of the reporting date, the Company has received in respect of the transaction, a sum of approximately NIS 5.6 million out of approximately NIS 6.4 million while the balance is held in trust in accordance with the sale agreement.

4.6	The Company’s assets management sector and the spotting of investments and business opportunities

As of the reporting date, the Company’s sole sector of operations is that of the management of its assets described above, and the spotting of investments and business opportunities.

As of the reporting date, the Company’s assets consist primarily of the investment in Bazan, cash, and similar liquid investments such as daily dollar deposits, US Government bonds and debentures of companies carrying a low risk rating.

As of December 31, 2006, a sum of approximately NIS 252.2 million was invested in financial assets being available for sale and held to maturity for short and long term redemption, and a sum of approximately NIS 1,032.9 million (approximately 244 million dollars) in daily dollar deposits that during 2006 bore average dollar interest at a rate of some 5%.

4.7	Fixed assets and facilities

In January 2007, the Company contracted under an agreement with a third party for the leasing of offices in an aggregate area of approximately 387 sq.m in an office building in Herzliya, in consideration of rent and monthly management fees aggregating approximately NIS 33,000. The agreement is in force for a period of five years and may be extended for a further up to ten year period (with an option of extension for five leasehold terms of two years each).

As of the reporting date, the Company is due to enter into offices toward the end of the first half of 2007. As of the reporting date, the Company leases an office area in the Azrieli Towers in Tel Aviv at a sum total of approximately NIS 23,000 per month.

4.8	Human capital

4.8.1	Payrolled employees by fields of activity

As of December 31, 2005 (following conclusion of the Scailex Vision transaction) the Company had a payroll of approximately 30 employees (most of them were employees of the subsidiary Gemtex).

As of the reporting date, the Company payrolls four employees in Israel (including the CEO and the CFO). Also, the Company payrolls one employee (through a manpower company) in the United States, whose agreement is bound to expire during 2007.

4.8.2	Material changes in the personnel establishment.

In July 2006, Mr. Yahel Shachar, who until that time had served as the Company’s CFO, was appointed CEO of the Company. Mr. Shachar Rachim, who until then had served as the Company’s controller, was appointed as the Company’s CFO.

4.8.3	Material dependency on a particular employee

As of the reporting date, the Company has no material dependency on any employee.

4.8.4	Corporate Investment in Training and Courses

Company employees participate in seminars, conferences and courses in business, legal, accounting and taxation areas relevant to the company’s business (such as a course on IFRS by the CPA Association, in which a senior officer of the company participates) in order to enrich their knowledge and to keep them current with developments and changes in such areas. The company also obtains current updates from professional entities on these issues.

4.8.5	Benefits and nature of employment contracts

Employment terms of company employees are set forth in individual employment contracts on a monthly basis. These employment terms typically include payments to Managers’ Insurance policies or to a Pension Fund, annual vacation, sick pay and vacation pay. The employment contracts are for an undetermined term, and each party may terminate the contract by prior written notice, as set forth in the contract.

4.8.6	Officers and Senior Management of the Company

Company employees are employed under individual employment contracts, based on monthly salary. The employment terms include, among others, payments to Managers’ Insurance policies or to a Pension Fund, study fund, disability insurance, annual vacation, sick pay and vacation pay as set forth in the contract or by law. The employment contracts are for an undetermined term, and each party may terminate the contract by prior written notice, as set forth in the contract.

4.8.7	Option plan (non-listed) for company officers

In 2003 the company board of directors approved a plan for allocation of options to purchase company ordinary shares of NIS 0.12 par value each (“ordinary shares”) to employees and officers of the company (“the option plan”). Under the plan, the options would be allocated as per Section 102 of the Income Tax Ordinance and regulations thereof.

Under the said plan, the company board of directors approved in 2004 the allocation, at no charge, of 168,000 options (non-listed), exercisable for 168,000 ordinary shares, which are 0.4% of the issued share capital of the company, fully diluted. Of these 120,000 options were granted to the company’s then CFO, who is the company’s CEO as of the report date, exercisable for 120,000 ordinary shares, and 48,000 options were granted to the company’s then Controller, who is the company’s CFO as of the report date, exercisable for 48,000 ordinary shares.

The said options were allocated under terms of the option plan in September 2004, at an exercise price of $3.70 per share, and were exercisable in 3 equal parts, starting in January 2005 for the company CEO and in March 2005 for the company CFO.

The company’s current CEO, Yahel Shachar, has exercised 80,000 options for company shares, and the CFO has exercised 32,000 options for company shares at an exercise price of NIS 15.5 per option. Immediately after exercising them for company ordinary shares, they sold the shares to Petrochemical at a per share price of NIS 38.29.

In addition to the 56,000 options still held by the company CEO and CFO, as of the financial statement date, there are an additional 25,000 options exercisable (see note 10b to financial statements).

4.8.8.	Indemnification of company officers

On December 29, 2005 the General Meeting of company shareholders adopted a resolution to provide indemnification to directors and other officers of the company, under an indemnification certificate to be issued by the company to all officers, as defined in the indemnification certificate, which are eligible for indemnification, from time to time.

The indemnification certificate stipulates as follows:

4.8.8.1	The company commits to indemnify the officer to the maximum amount allowed by law for the following events:

(a)	Any financial liability imposed on the certificate recipient by decision of a court of law, including by compromise or arbitration agreement approved by the court, for any deed or omission in the course of their duties as officers of the company;

(b)	Reasonable litigation expenses subsequent to investigation or proceeding which has ended with no indictment against him and with no financial liability imposed on him in lieu of criminal proceedings, or which has ended with financial liability imposed on the officer in a criminal event not requiring proof of criminal intent;

(c)	Reasonable litigation expenses for any civilian proceeding or criminal proceeding which does not require proof of intent, for actions undertaken in the course of duty of the certificate recipient as an officer of the company.

4.8.8.2	The company commits to indemnify the certificate recipient even when they serve as officers in subsidiaries of the company (directly or indirectly held), or as observer or officer in other companies, when they fulfill said office at the company’s request.

4.8.8.3	The company shall not grant indemnity for liabilities imposed on the officer for any of the following actions:

a.	Breach of fiduciary duty;

b.	Breach of care duty with intent or recklessness, in respect of the circumstances of such breach;

c.	Deed or omission made intentionally to obtain illegal gains;

d.	Fines or penalties imposed on the officer for felonies;

e.	Liabilities for counter claims filed by the company against the certificate recipient, after they have filed claims against the company.

4.8.8.4	Indemnification will be limited to specific expense amounts and types, for event types specifically described in the indemnification certificate.

4.8.8.5	In any case, the maximum indemnification amount payable by the company to all officers eligible for indemnification shall not exceed $100 million, except for unusual cases to be approved by the company’s shareholders and Audit Committee.

4.8.8.6	Terms and guidelines have been specified for actions by the company and the officer in any case for which the officer may be eligible for indemnification, as set forth in the indemnification certificate.

4.8.9	Officer Insurance

On December 31, 2003, the General Meeting of company shareholders adopted a framework resolution on contracting by the company in a contract to obtain a directors’ and officers’ liability insurance policy and renewal of such policy annually, provided that the annual premium would not exceed 1 million Dollars. According to said resolution, the company holds an annual insurance policy valid through August 14, 2007. The insurance coverage amounts to $30 million, and the annual premium paid for such coverage is NIS 1.9 million (0.4 million dollars).

4.8.10	Waiver for officers

On March 20, 2007 the Audit Committee and the company board of directors approved grant of a waiver for breach of care duty towards the company to current and future officers of the company, from time to time. Grant of the waiver and waiver certificates to officers is subject to approval by the General Meeting of company shareholders.

4.8.11	Management service agreement between the chairman of the board of directors and the Company

On March 20, 2007, the Audit Committee and the Board approved the engagement of the Company in a management agreement with Globecom Investments Ltd, (hereinafter – Globecom), a private company under the control of Mr. Eran Schwartz, according to which Globecom will render services by Mr. Eran Schwartz, as active chairman of the Company beginning on the commencement of his incumbency in July 2006, and subject to the approval of the shareholders at an extraordinary general meeting of the Company expected to take place on April 30, 2007 (hereinafter – the Management Agreement).

According to the management agreement, the scope of services will be determined in accordance with actual needs of the Company, and monthly aggregate cost to be paid by the Company for the services will be 100,900NIS (one hundred thousand nine hundred), linked to the customer prices index.

In addition, Globecom is entitled to receive car, phone cell phone and the grossing up of the tax in respect thereof. In addition, Globecom and Schwartz will receive exculpation, indemnification and insurance under similar terms of other office holders in the company.

In addition, commencing on 2007, Globecom will be entitled every year to an annual bonus in accordance with the financial results of the Company with respect the that year, in an amount as decided by the audit committee and the board of the Company every year after the release of the annual financial reports of the Company (hereinafter: the “Annual Bonus”). In any event, the annual bonus will not exceed an equal to 2% of the annual total profit before tax in accordance with the Company’s annual financial reports.

The general meeting that was convened for approving the terms of the Management Agreement is expected to take place on April 30, 2007.

4.9	Investments

As of the report date, the company has a material investment conducted by a controlled subsidiary in Bazan shares. As of the report date, this investment is presented as an asset available for sale pending receipt of regulatory confirmations required for obtaining control of Bazan and subject to terms set forth in the memorandum of understandings. For details of this investment, see note 2.5 to the financial statements. Also, for details of acquisition of Bazan shares, see section 2.2 above.

4.10	Financing

As of December 31, 2006 the company’s cash, cash equivalents and marketable securities (classified in the financial statements as financial assets available for sale and held to maturity for short-term and long-term) amounted to NIS 1,285.1 million and as of the report date, the balance is approximately NIS 1,427.1 million.

4.10.1	Average interest rate for short term / long term bank loans

As of the report date the company has no bank loans.

4.10.2	Average interest rate for short term / long term non-bank loans

As of the report date the company has no non-bank loans.

Liens and guarantees

As of the report date, the company has pledged to a banking corporation by providing a first-ranking lien of a non-material amount for bank guarantee provided by the said banking corporation for the company’s offices in Herzlia, see section 4.7 above.

4.10.3.	Corporate restrictions on obtaining credit

Upon acquiring the controlling nucleus of Bazan in cooperation with Israel Corp. and in view of this being a material investment for the company, the company may be deemed part of borrower group together with its controlling shareholders, Israel Corp and companies under their control, subsequent to Bank of Israel guidelines with regard to limitation of liabilities of a borrower or a group of borrowers.(1) Should the company apply to an Israeli bank for credit, the company may face difficulties if the debt ration of the borrower group to which it belongs, compared to the bank’s equity exceeds the rates set forth in the above guidelines. This may limit the company’s ability to obtain credit from certain Israeli banks as may limit the credit it may obtain.

Nevertheless, the company estimates that in such case it may obtain credit from foreign banks or non-banking credit, such as raising capital by issuing bonds.

This section includes forward-looking statements, as defined in the Securities Law. These statements are based on company estimates of limitations it may face in obtaining credit from Israeli banks and of alternative financing options. In actual fact, the company may face difficulties when trying to raise financing from Israeli banks to said limitations on a group of borrowers, and difficulties may also arise in obtaining foreign bank financing or non-bank financing.

4.10.4	Corporate lines of credit, terms and balance of credit used as of the report date

The company has no lines of credit.

4.10.5	Credit rating of the company, the rating company and changes to rating

As of the report date, the company has no credit rating.

4.10.6	Company estimates of need to raise funds

Generally, in the frame of checking, from time to time, additional investments, the Company aspires to finance them from equity combined with other financing sources.

Additionally, Subject to the company obtaining the required regulatory confirmations to control and own ORL (for details see section 2.2.4 above), and should the company decide to exercise the Call option granted by the Memorandum of Understanding with Israel Corp.

(for details see section 2.2.6 of the report), the company will require external financing in order to acquire the additional ORL shares, in order to allow use of cash balance for future investments. As of the report date, no such decision has been made.

[1]	Bank of Israel guidelines – Proper Banking Management, Guideline No. 313 “Limitations on liability of a borrower and group of borrowers” (“Guideline 313”).

4.11	Taxation

The US shareholders of the company may be impacted by the company’s tax status as a foreign company traded in the USA, on the matter of taxation of dividend payments and on the matter of taxation on sale or conversion of company shares held by them. This would occur, for example, in case the company is considered, for tax purposes, as a Passive Foreign Investment Company (PFIC). To the best of the company’s knowledge, as of the report date the company is considered a PFIC for the year ended December 31, 2006.

4.11.1	Tax laws applicable to the company

The company and most of its subsidiaries are Israeli companies, and are therefore taxed in Israel and are subject to Israeli tax laws. The company have several foreign companies being dissolved which are subject to tax laws in their country of incorporation.

4.11.2	Status of company’s tax assessments

The company has final tax assessments through 2002.

Scailex Vision and its fully-owned subsidiary have final tax assessments through 2005.

4.11.3	Reasons for material difference between effective and statutory tax rates

The company’s effective tax rate is lower than the statutory tax rate, mainly due to accumulated tax losses.

4.11.4	Accumulated tax losses

The company has accumulated tax losses amounting to NIS 1,857 million.

The company has final tax assessments through 2002. The consolidated companies have final tax assessments (including self-assessments deemed final) through 2005.

Tax Year

The company	2002

Direct consolidated companies	2005

Estimated tax losses, deduction for inflation and capital losses to carry forward to future years (NIS in millions):

The company	1,754

Consolidated companies	103

4.12	Restrictions on and supervision of corporate business

US laws restrict a foreign company, which is not a US company, whose securities are listed for trading in the USA, such as the company, from being an “investment company”, as defined under US laws. During 2005-2006 the company continued to manage its cash balance, among others, as required in order to avoid being classified as an “investment company”, and therefore most of the company’s current investments are in daily deposits in the USA and in government securities (as defined in the applicable US law). Based on legal opinion obtained by the company, the company believes it will not be categorized as an “investment company” as long as it does not offer company securities in the USA and/or to US citizens. Following the acquisition of Bazan shares the company is re-evaluating this matter.

By virtue of its holdings in BAZAN shares, the company is subject to the Vital Interests Order and to terms set forth in the control permit (if and when such a permit is obtained). Furthermore, the company is subject to terms specified by the Anti-trust Supervisor with regard to control and holding of BAZAN (if and when obtained). For further details of said regulatory approvals, see section 2.2.4 of the report.

4.13	Material contracts

For details of the shareholder contract between the company, PCH and Linura dated December 21, 2006 – see section 2.2.5 above.

For details of the Memorandum of Understanding signed between the company, PCH and Israel Corp. dated February 18, 2007 and the addendum thereto dated February 19, 2007 – see section 2.2.6 above.

For details of the re-organization contract between the company and senior management of Gemtex – see section 4.4 above. Also, for details of discontinued segments of operation and sale of operations of Real Time and XMPie – see section 4.5 above.

For details of the management agreement with Globcom, which was approved by the audit committee and the board committee on March 20, 2007 and is subject to the approval of the general meeting on April 30, 2007 – see section 4.8.11. above.

4.14	Legal proceedings

For details of legal proceedings involving the company, see note 9b of the financial statements.

4.15	Business objectives and strategy

The company wishes to establish its position as a strategic investor and part of the controlling nucleus of Bazan. Subject to the company obtaining the required regulatory approvals to control and hold Bazan, the company may decide to exercise the Call option granted to it subsequent to the contract with Israel Corp., thereby increasing its holding of Bazan to 45% of the joint holding. For details see section 2.2.6 of the report. Note that if the required regulatory approval required to control and hold Bazan is not obtained, this may materially impact the company’s business objectives and strategy. (For details see section 4.18.2.1 of the report).

Furthermore, the company intends to continue and act to identify additional investment opportunities.

This section includes forward-looking statements, as defined in the Securities Law. Thus far the company made no decision to exercise the Call option and there is no certainty that it will be exercised. Furthermore, there is no certainty that regulatory approvals to allow the company to realize the full rights associated with Bazan shares would be obtained.

4.16	Anticipated development over the next year

Over the next year the company intends to try and obtain approvals from ministers and from the supervisor for its holdings in Bazan. Upon obtaining said approvals, and subject to obtaining them, the company would consider exercising the Call option granted to it by Israel Corp. Upon obtaining the approvals, the company shall endeavor to appoint officers on its behalf at Bazan and subsidiaries thereof. For details see section 2.2.6 above.

As of the report date, the company continues to review additional investment opportunities, as would be decided from time to time by the board of directors.

This section includes forward-looking information. Forward-looking statements are uncertain, future-oriented information based on information available to the company as of the report date, including company estimates as of the report date, and which includes company expectations or intentions as of the report date. Actual outcomes may significantly differ from the outcomes estimated or implied by this information. In some cases you may identify sections containing forward-looking statements by occurrence of words such as: “we estimate”, “we intend”, “we believe”, “we anticipate”etc., but such information may also be differently worded.

4.17	Discussion of risk factors

The following factors may materially impact company operations:

4.17.1	Macro risk factors

Changes of interest rates and in the bond markets

As set forth above, the company invests, among others, in daily deposits and in US government bonds. Subsequently, changes in the US monetary interest rates (FED interest rate) and/or in the value of bonds held by the company would impact the company’s business results.

Furthermore, should the company be required to make NIS-denominated investments, it may be impacted by changes in the USD/NIS exchange rate, since most of the company’s assets are cash and liquid investments denominated in dollars.

4.17.2	Specific risk factors

4.17.2.1	Sale of Bazan shares at a loss

As of the report date, the company holds Bazan shares which it purchased in February and March 2007. As of March 19, 2007, the market value of BAZAN shares held by PCH is lower by about approximately NIS 69.4 million than the total amount paid by the company for these shares. Should the company fail to obtain the required regulatory approvals to control and hold Bazan, it may be forced to sell the shares it holds at a loss. Consequently the company’s business results may be impacted. For details of restrictions applicable to the company in selling Bazan shares by virtue of the Memorandum of Understanding, see section 2.2.6 above.

4.17.2.2	Restrictions arising from Bank of Israel regulations on group of borrowers

Upon acquiring the controlling nucleus of BAZAN in cooperation with Israel Corp. and in view of this being a material investment for the company, the company may be deemed part of borrower group together with its controlling shareholders, Israel Corp and companies under their control, subsequent to Bank of Israel guidelines with regard to limitation of liabilities of a borrower or a group of borrowers.(2) Should the company apply to an Israeli bank for credit, the company may face difficulties if the debt ration of the borrower group to which it belongs, compared to the bank’s equity exceeds the rates set forth in the above guidelines. This may limit the company’s ability to obtain credit from certain Israeli banks as may limit the credit it may obtain.

Nevertheless, the company estimates that in such case it may obtain credit from foreign banks or non-banking credit, such as raising capital by issuing bonds.

4.17.2.3	Identifying investments

The company strives to identify business investment opportunities. There is no certainty that the company would succeed in identifying appropriate business investment opportunities, and/or that those business operations identified by the company shall yield profits for the company. Furthermore, the company may invest in companies with no proven business history.

Furthermore, macro-economic factors such as economic slowdown in Israel or overseas, or deterioration of Israel’s security may negatively impact the company’s ability to identify business opportunities in Israel or overseas, as the case may be, and/or the business activities the company invested in.

4.17.2.4	“Investment company”

The company is restricted in raising capital from the general public in the USA, in order to avoid being classified as an “investment company” as set forth in section 4.12 of the report. As of the date of this report, the company continues to manage its cash under limitations of US legislation on investment types as stipulated by the relevant legislation, in order to avoid being classified as an “investment company”, and it also continues to constantly review operational investments.

[2]	Bank of Israel guidelines – Proper Banking Management, Guideline No. 313 “Limitations on liability of a borrower and group of borrowers” (“Guideline 313”).

4.17.2.5	Taxation of US shareholders

The US shareholders of the company may be impacted by the company’s tax status as a foreign company traded in the USA, on the matter of taxation of dividend payments and on the matter of taxation on sale or conversion of company shares held by them. This would occur, for example, in case the company is considered, for US tax purposes, as a Passive Foreign Investment Company (PFIC). For details, see section 4.12 in the report.

4.17.2.6	Tax Assessments

The company operates globally (including in Israel) and the majority of its operations were conducted in various countries during the 90s and through the first half of the current decade. Therefore not all tax assessments issued for these years are final, and some of the tax assessments are still subject to reservations by the tax authorities in such countries.

Accordingly, the company and its subsidiaries are subject to tax audits for past years. Should the company be required to pay additional taxes due to these tax assessments and audits, its financial results would be impacted.

4.17.2.7	Indemnification for Scailex Vision transaction

As part of the sale of Scailex Vision operations to HP, the company committed to indemnify and did deposit an amount of $24 million to guarantee such indemnification, of which $1 million have been released to the company at the end of 2006. As of the report date, HP has filed an indemnification claim with the trustee to release an amount of $5.3 million of the total amount held in trust (see section 4.3 of the report).

Following are company estimates of the type and level of said influence of risk factors on the company:

Risk factors	Impact
	Major Impact	Medium Impact	Minor Impact
Macro risks		— Changes to interest and bond market
Company-specific risks	— Identification of new investments — Sale of Bazan shares at a loss	— Tax Assessments — Indemnification for SV transaction — Restrictions arising from Bank under US laws of Israel regulations on group of borrowers	— Taxation of US shareholders — Classification as an "investment company"